SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549




                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. N/A)



                      Horizon Bancorp, Inc.
                         (Name of Issuer)



                           Common Stock
                  (Title of Class of Securities)



                           44040R 10 0
                          (CUSIP Number)


                      Mr. William B. Rhodes
                           2600 FM 1460
                     Round Rock, Texas  78664
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 12, 1994
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with this Statement
[X].
CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: William B. Rhodes

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)   N/A
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power      97,715
Shares
Beneficially   8)   Shared Voting Power        500
Owned
by Each        9)   Sole Dispositive Power   97,715
Reporting
Person         10)  Shared Dispositive Power     500

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     98,415

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   6.20%.

14)  Type of Reporting Person (See Instructions)  IN
CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: William B. Rhodes, Trustee, Ashley H.
     Bolling Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)     X      Joint filing allowed by Rule 13d-1(f)(1)

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power
Shares
Beneficially   8)   Shared Voting Power       100
Owned
by Each        9)   Sole Dispositive Power
Reporting
Person         10)  Shared Dispositive Power     100

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     98,415

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   6.20%.

14)  Type of Reporting Person (See Instructions)  IN
CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: William B. Rhodes, Trustee, Tesha Ella
     Insko Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)     X      Joint filing allowed by Rule 13d-1(f)(1)

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power
Shares
Beneficially   8)   Shared Voting Power       100
Owned
by Each        9)   Sole Dispositive Power
Reporting
Person         10)  Shared Dispositive Power     100

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     98,415

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   6.20%.

14)  Type of Reporting Person (See Instructions)  IN
CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: William B. Rhodes, Trustee, Megan E. Insko Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)     X      Joint filing allowed by Rule 13d-1(f)(1)

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power
Shares
Beneficially   8)   Shared Voting Power       100
Owned
by Each        9)   Sole Dispositive Power
Reporting
Person         10)  Shared Dispositive Power     100

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     98,415

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   6.20%.

14)  Type of Reporting Person (See Instructions)  IN
CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: William B. Rhodes, Trustee, Tina G. Ehrich Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)     X      Joint filing allowed by Rule 13d-1(f)(1)

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power
Shares
Beneficially   8)   Shared Voting Power       100
Owned
by Each        9)   Sole Dispositive Power
Reporting
Person         10)  Shared Dispositive Power     100

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      98,415

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   6.20   %.

14)  Type of Reporting Person (See Instructions)  IN

CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: William B. Rhodes, Trustee, William G.
     Bolling Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)     X      Joint filing allowed by Rule 13d-1(f)(1)

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power
Shares
Beneficially   8)   Shared Voting Power       100
Owned
by Each        9)   Sole Dispositive Power
Reporting
Person         10)  Shared Dispositive Power     100

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     98,415

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   6.20%.

14)  Type of Reporting Person (See Instructions)  IN


                                   SCHEDULE 13D


Item 1.  Security and Issuer:

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock") of Horizon Bancorp, Inc. ("HBI"), a Texas corporation with its main office located at 5800 North MoPac Expressway, Austin, Texas 78731.

Item 2.  Identity and Background:

     The name and address of the person filing this statement is William B. Rhodes, 2600 FM 1460, Round Rock, Texas 78664. Mr. Rhodes is a shareholder of HBI at the address stated above. During the last five years, Mr. Rhodes, either in his individual capacity or as a trustee for the persons noted herein, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Rhodes is a citizen of the United States of America.

Item 3.  Source and Amount of Funds for Other Consideration:

     Mr. Rhodes owned 97,715 shares at the time of HBI's initial public offering on December 12, 1994. Subsequent to HBI becoming a public company, Mr. Rhodes purchased additional shares in five transactions. First, on March 14, 1995, Mr. Rhodes established a trust for his grandchild Ashley H. Bolling, described as Ashley H. Bolling Trust, William B. Rhodes, Trustee and purchased 100 shares for such Trust. The aggregate purchase price of such shares was $700.00. This purchase was made with personal funds contributed by Mr. Rhodes to the Trust. Second, on March 14, 1995, Mr. Rhodes established a trust for his grandchild Tesha Ella Insko, described as Tesha Ella Insko Trust, William B. Rhodes, Trustee and purchased 100 shares for such Trust. The aggregate purchase price of such shares was $700.00. This purchase was made with personal funds contributed by Mr. Rhodes to the Trust. Third, on March 14, 1995, Mr. Rhodes established a trust for his grandchild Megan E. Insko, described as Megan E. Insko Trust, William B. Rhodes, Trustee and purchased 100 shares for such Trust. The aggregate purchase price of such shares was $700.00. This purchase was made with personal funds contributed by Mr. Rhodes to the Trust. Fourth, on March 14, 1995, Mr. Rhodes established a trust for his grandchild Tina G. Ehrich, described as Tina G. Ehrich Trust, William B. Rhodes, Trustee and purchased 100 shares for such Trust. The aggregate purchase price of such shares was $700.00. This purchase was made with personal funds contributed by Mr. Rhodes to the Trust. Fifth, on March 14, 1995, Mr. Rhodes established a trust for his grandchild William G. Bolling, described as William G. Bolling Trust, William B. Rhodes, Trustee and purchased 100 shares for such Trust. The aggregate purchase price of such shares was $700.00. This purchase was made with personal funds contributed by Mr. Rhodes to the Trust.

In addition, Mr. Rhodes has available to him options to purchase 200 additional shares of stock which are fully vested resulting from the 1994 stock option program. The option provides for a price of $9.00 per share. None of these options have been exercised. The option expires in 2004.

     Consequently, Mr. Rhodes owns in excess of 5% of HBI common stock.

Item 4.  Purpose of Transaction:

     All of the shares purchased or acquired by Mr. Rhodes, including shares held by his grandchildren described previously in trust by Mr. Rhodes were acquired for investment. Mr. Rhodes may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of HBI for investment or dispose of shares of HBI. As a shareholder, Mr. Rhodes may explore potential actions and transactions which may be advantageous to HBI, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of HBI.

     Except as noted above, the Rhodes has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of HBI, or the disposition of securities by HBI:

     (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving HBI or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of HBI or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of HBI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of HBI;

     (f) any other material change in HBI's business or corporate structure;

     (g) changes in HBI's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HBI by any persons;

     (h) causing a class of securities of HBI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of HBI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer:

     Mr. Rhodes beneficially owns an aggregate of 98,415 shares of HBI Common Stock, constituting 6.20% of the number of shares of such Common Stock outstanding on the date hereof. Such amount includes options granted to Mr. Rhodes to purchase 200 shares pursuant to HBI's Stock Option and Incentive Plans. Of the 98,415 shares owned beneficially by Mr. Rhodes are shares which Mr. Rhodes has: (1) shared voting and investment power with his grandchildren for 500 shares and (2) sole voting and share investment power for 97,715 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rhodes and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies. None of the HBI Common Stock beneficially owned by Mr. Rhodes is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material To Be Filed as Exhibits:

     Agreement providing for joint filing of information, attached hereto as Exhibit A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  August 2, 1996.



                                   /s/ William B. Rhodes
                                   William B. Rhodes, Individually

                                   ASHLEY H. BOLLING TRUST


                                   By:  /s/ William B. Rhodes
                                     William B. Rhodes, Trustee

                                   TESHA ELLA INSKO TRUST


                                   By:  /s/ William B. Rhodes
                                     William B. Rhodes, Trustee

                                   MEGAN E. INSKO TRUST


                                   By:  /s/ William B. Rhodes
                                     William B. Rhodes, Trustee

                                   TINA G. EHRICH TRUST


                                   By:  /s/ William B. Rhodes
                                     William B. Rhodes, Trustee

                                   WILLIAM G. BOLLING TRUST


                                   By:  /s/ William B. Rhodes
                                     William B. Rhodes, Trustee


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).



                                                     EXHIBIT A

                           AGREEMENT


     WHEREAS William B. Rhodes ("Rhodes") is filing a Schedule 13D;

     WHEREAS Rhodes has established a trust for his grandchild
Ashley H. Bolling, known as the Ashley H. Bolling Trust (the
"Ashley H. Bolling Trust");

     WHEREAS Rhodes has established a trust for his grandchild
Tesha Ella Insko, known as the Tesha Ella Insko Trust (the "Tesha
Ella Insko Trust");

     WHEREAS Rhodes has established a trust for his grandchild
Megan E. Insko, known as the Megan E. Insko Trust (the "Megan E.
Insko Trust");

     WHEREAS Rhodes has established a trust for his grandchild Tina
G. Ehrich, known as the Tina G. Ehrich Trust (the "Tina G. Ehrich
Trust");

     WHEREAS Rhodes has established a trust for his grandchild
William G. Bolling, known as the William G. Bolling Trust (the
"William G. Bolling Trust");

     WHEREAS the Ashley H. Bolling Trust, the Tesha Ella Insko Trust, the Megan E. Insko Trust, the Tina G. Ehrich Trust and the William G. Bolling Trust wish to join Rhodes in his original filing and statements containing information required by Schedule 13D with respect to the common stock of Horizon Bancorp, Inc., Austin, Texas, and wish to file such Schedule 13D jointly;

     WHEREAS Rhodes, the Ashley H. Bolling Trust, the Tesha Ella Insko Trust, the Megan E. Insko Trust, the Tina G. Ehrich Trust and the William G. Bolling Trust on whose behalf the statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and neither Rhodes nor the Ashley H. Bolling Trust, the Tesha Ella Insko Trust, the Megan E. Insko Trust, the Tina G. Ehrich Trust and the William
G. Bolling Trust are responsible for the completeness or accuracy of the information concerning the other making the filing, unless such reporting person knows or has reason to believe that such information is inaccurate; and

     WHEREAS such statement identifies Rhodes and the Ashley H. Bolling Trust, the Tesha Ella Insko Trust, the Megan E. Insko Trust, the Tina G. Ehrich Trust and the William G. Bolling Trust, contains the required information with regard to each, indicates that such statement is filed on behalf of each and includes, as an exhibit, this agreement in writing that such a statement is filed on behalf of each of them.

     IT IS THEREFORE AGREED that the undersigned jointly file the
Schedule 13D.


                              /s/ William B. Rhodes
                              William B. Rhodes, Individually

                              ASHLEY H. BOLLING TRUST


                              By:  /s/ William B. Rhodes
                              William B. Rhodes, Trustee

                              TESHA ELLA INSKO TRUST


                              By:  /s/ William B. Rhodes
                              William B. Rhodes, Trustee

                              MEGAN E. INSKO TRUST


                              By:  /s/ William B. Rhodes
                              William B. Rhodes, Trustee

                              TINA G. EHRICH TRUST


                              By:  /s/ William B. Rhodes
                              William B. Rhodes, Trustee

                              WILLIAM G. BOLLING TRUST


                              By:  /s/ William B. Rhodes
                              William B. Rhodes, Trustee